Exhibit 99.3

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON 26 OCTOBER 2021

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy (Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING (Note 1) to attend and vote for me/us and on my/our behalf at the extraordinary general meeting (the “EGM”) of the Company to be held on 26 October 2021 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS*	FOR (Note 5)	AGAINST (Note 5)
1.	To consider and approve the RMB Share Issue and the Specific Mandate (including but not limited to the particulars as set out in the section headed “Resolution on the RMB Share Issue and the Specific Mandate” in the circular issued by the Company dated 4 October 2021 (the “Circular”).
2.	To consider and approve the authorisation to the board of directors of the Company (the “Board”) and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue” in the Circular).
3.	To consider and approve the plan for distribution of profits accumulated before the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the plan for distribution of profits accumulated before the RMB Share Issue” in the Circular).
4.	To consider and approve the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in the form as set forth in Appendix I to the Circular.
5.	To consider and approve the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in the form as set forth in Appendix II to the Circular.
6.	To consider and approve the use of proceeds from the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the use of proceeds from the RMB Share Issue” in the Circular).
7.	To consider and approve the remedial measures for the dilution of immediate returns after the RMB Share Issue in the form as set forth in Appendix III to the Circular.

	ORDINARY RESOLUTIONS*	FOR (Note 5)	AGAINST (Note 5)
8.	To consider and approve the undertakings and the corresponding binding measures in connection with the RMB Share Issue.
9.	To consider and approve the adoption of rules of procedures for the holding of general meetings in the form as set forth in Appendix V to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.
10.	To consider and approve the adoption of rules of procedures for the holding of Board meetings in the form as set forth in Appendix VI to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.
11.	To consider and approve the proposal on dealing with matters related to director and senior management liability insurance (including but not limited to the particulars as set out in the section headed “Resolution on dealing with matters related to director and senior management liability insurance” in the Circular).
12.	To authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to the ordinary resolutions above.
SPECIAL RESOLUTION*
13.	To consider and approve the proposed amendments to the Articles of Association as set forth in Appendix IV to the Circular, the adoption of the amended and restated Articles of Association with effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange, and to authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to this special resolution.

*       The full texts of the resolutions are set out in the EGM notice which is included in the Circular.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you. In view of the ongoing COVID-19 pandemic, you are encouraged to appoint the chairman of the meeting as proxy to attend and vote on your behalf at the EGM of the Company (or any adjournment thereof).

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK (✔) IN THE BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK (✔) IN THE BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of the resolution will entitle your proxy to cast your vote in respect of the resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than the one referred to in the EGM notice convening the meeting.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s Hong Kong registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting in person if you so wish. In such an event, this proxy form shall be deemed to be revoked.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.